

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Tina Miller
Chief Financial Officer
Lithia Motors Inc.
150 N. Bartlett Street
Medford, Oregon 97501

      Re: Lithia Motors Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 21, 2020
          File No. 1-14733

Dear Ms. Miller:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Edward Impert